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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)
                    Under the Securities Exchange Act of 1934



                                 Consilium, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)


                                    20854710
                    ----------------------------------------
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 20854710

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         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                  of Above Persons

                  Closeburn Management Ltd.

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         (2)      Check the Appropriate Box if a Member of a Group  (See
                  Instructions)
                  (a)      [ ]
                  (b)      [ ]

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         (3)      SEC Use Only

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         (4)      Citizenship or Place of Organization           Canada

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Number of         (5)      Sole Voting Power                     942,085 shares
Shares Bene-
ficially
Owned by          --------------------------------------------------------------
Each Report-      (6)      Shared Voting Power                   0
ing Person
With
                  --------------------------------------------------------------
                  (7)      Sole Dispositive Power                942,085 shares


                  --------------------------------------------------------------
                  (8)      Shared Dispositive Power              0


--------------------------------------------------------------------------------
         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           942,085 shares
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         (10)     Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions)
                      [ ]

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         (11)     Percent of Class Represented by Amount in Row (9)


                           11.9%
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         (12)     Type of Reporting Person (See Instructions)

                           CO,OO*
--------
     *  Please See Item 6 herein.
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CUSIP No. 20854710

--------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael H. Iles

--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group  (See
                  Instructions)
                  (a)      [ ]
                  (b)      [ ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Citizenship or Place of Organization        Canada

--------------------------------------------------------------------------------
Number of         (5)      Sole Voting Power                  See Items 4 and  6
Shares Bene-
ficially
Owned by          --------------------------------------------------------------
Each Report-      (6)      Shared Voting Power                0
ing Person
With
                  --------------------------------------------------------------
                  (7)      Sole Dispositive Power             See Items 4 and 6


                  --------------------------------------------------------------
                  (8)      Shared Dispositive Power           0


--------------------------------------------------------------------------------
         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           See Items 4 and 6
--------------------------------------------------------------------------------
         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      [X]

                           See Item 4
--------------------------------------------------------------------------------
         (11)     Percent of Class Represented by Amount in Row (9)


                           See Items 4 and  6
--------------------------------------------------------------------------------
         (12)     Type of Reporting Person

                           IN**
--------
     **  Please See Item 6 herein.
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
ITEM 1(A)         NAME OF ISSUER:

                  Consilium, Inc. ("Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  485 Clyde Avenue
                  Mountain View, California 94043

ITEM 2(A)         NAME OF PERSONS FILING:

                  (i) Closeburn Management Ltd.

                  (ii) Michael H. Iles

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  260 Engleburn Avenue
                  Peterborough, Ontario  K9H 1S7
                  Canada

Item 2(c)         Citizenship:

                  (i) Closeburn Management Ltd. is organized under the laws of
                      Canada.

                  (ii) Michael H. Iles is a citizen of Canada.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value ("Common Stock")

Item 2(e)         CUSIP Number: 20854710

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                  13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or Dealer registered under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                  Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940.

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
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)  [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                   (G).
         (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4             OWNERSHIP:

         Closeburn Management Ltd.:

         (a) Amount Beneficially Owned by the Reporting Person (as of December 31, 1996): 942,085 shares
         (b)       Percent of Class: 11.9%
         (c)       Number of shares as to which the Reporting Person has:

            (i)    sole power to vote or to direct the vote: 942,085 shares

            (ii)   shared power to vote or to direct the vote: none

            (iii) sole power to dispose or direct the disposition of: 942,085 shares

            (iv)   shared power to dispose or direct the disposition of: none


         Michael H. Iles:

         (a) Amount Beneficially Owned by the Reporting Person (as of December 31, 1996): 987,185 shares
         (b)       Percent of Class: 12.5%
         (c)       Number of shares as to which the Reporting Person has:

            (i)    sole power to vote or to direct the vote: 987,185 shares

            (ii)   shared power to vote or to direct the vote: none

            (iii) sole power to dispose or direct the disposition of: 987,185 shares

            (iv)   shared power to dispose or direct the disposition of: none

         The number of shares reported by Michael H. Iles in Item 4(a) of this
         Schedule 13G does not include 24,600 shares of the Issuer's Common Stock registered in the name of Lievre Valley Investment Club, an investment club of which a wholly-owned corporation of Michael Iles is a member. Mr. Iles disclaims beneficial ownership of such 24,600 shares, and the filing of this Schedule 13G shall not be construed as an

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         admission that Mr. Iles is, for the purposes of Section 13(d) or 13(g)
         of the Act, the beneficial owner of any such securities.

         See also the response to Item 6, which information is incorporated by reference in this Item 4.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           The record holder of 942,085 shares of Common Stock
                  covered by this Schedule 13G is Technology Investors I Limited Partnership, a limited partnership organized under the laws of Ontario (the "Customer") whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd., a corporation organized under the laws of Canada ("Closeburn"). Closeburn acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on or proceeds from the sale of such securities. Closeburn is wholly-owned by Michael H. Iles, a citizen of Canada ("Iles"). Because Closeburn is wholly-owned by Iles, Iles may be deemed the beneficial owner of the 942,085 shares of Common Stock held of record by the Customer. Both Closeburn and Iles are submitting this Schedule 13G pursuant to the "no- action" letter dated December 16, 1993, from the Office of Tender Offers of the Division of Corporate Finance to Iles & Isherwood Inc., the name under which Closeburn was formerly known.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                           Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10           CERTIFICATION.

                           By signing below I (the undersigned) certify that, to
                  the best of my (its) knowledge and belief, the securities referred to above were acquired in the

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                  ordinary course of business and were not acquired for the
                  purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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         After reasonable inquiry and to the best of my (its) knowledge and belief, I (the undersigned) certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 1997



  /s/ Michael H. Iles                         CLOSEBURN MANAGEMENT LTD.
-------------------------------
Michael H. Iles

                                              By:   /s/ Michael H. Iles
                                                 -------------------------------
                                                 Name: Michael H. Iles
                                                 Title: President


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